LOCORR INVESTMENT TRUST

March 4, 2011

VIA ELECTRONIC TRANSMISSION

Mary Cole
Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LoCorr Investment Trust, File Nos. 333-171360, 811-22509
SEC Accession No. 0000894189-11-000965

Dear Ms. Cole:

Pursuant to Rule 461 under the Securities Act of 1933, LoCorr Investment Trust (the "Registrant") and Quasar Distributors, LLC (the LoCorr Managed Futures Strategy Fund's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement (the "Amendment"), which was filed on March 3, 2011, to March 7, 2011, 8:00 A.M., or the earliest practicable date thereafter.  Absent acceleration, the Amendment would not become effective.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Fund.  If you have any questions concerning this request please contact JoAnn Strasser at (513) 352-6725.

LoCorr Investment Trust	Quasar Distributors, LLC

By: /s/ Jon C. Essen	By: /s/ Andrew Strnad
Name: Jon C. Essen	Name: Andrew Strnad
Title: Treasurer and Secretary	Title: Secretary
Date: 3-3-11	Date: 3-3-11